December 8, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Formula Systems (1985) Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 Form 20-F”) Filed March 18, 2011 File No. 000-29442

Dear Ms. Collins:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 22, 2011 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.  Please note that all references to page numbers in the responses below refer to the page numbers of the 2010 Form 20-F, as previously filed with the Commission.  While not related to the Staff’s comments or our responses thereto set forth herein, we separately note that the Company has previously amended the 2010 Form 20-F, via Amendment No. 1 thereto filed with the Commission on June 14, 2011 (“Amendment No. 1”).

As this response letter is being submitted via “Correspondence”, we would greatly appreciate it if the Staff could kindly review our responses set forth in this letter and indicate to us whether our responses adequately address the concerns raised by the Staff in the Comment Letter.  As noted in various places in this response letter, we intend to supplement the disclosure in future filings of our annual reports (and other filings with the Commission) in order to incorporate specific enhanced disclosures suggested by the Staff in the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 4. Information on the Company

B. Business Overview, page 24

1.
Two customers accounted for substantial portions of your sales in 2010; however, the descriptive information regarding your business does not summarize the nature of the arrangements with either the 15.8% or 25.8% customer. In your response letter and with a view to distribution, tell us the nature of the relationships with each of those entities, including whether there are long-term purchase agreements or other arrangements with those principal customers imposing material obligations or conferring material rights on your company. If so, tell us the material terms thereof. If applicable, tell us the basis for a conclusion that any such contract is not an agreement upon which you are substantially dependant that is required to be filed as an exhibit. See Instruction 4(b)(ii) to the instructions to the exhibits to Form 20-F.

We respectfully acknowledge the Staff's comment.  We respectfully note that while the relevant customers cited by the Staff accounted for 15.8% and 25.8% of the revenues of our subsidiary, Sapiens International Corporation N.V. (“Sapiens”), these customers actually accounted for only 1.5% and 2.5%, respectively, of our consolidated revenues, thereby not accounting for a substantial portion thereof.

The subject 1.5% and 2.5% customers are customers of Sapiens’ Japanese and Israeli subsidiaries, respectively.  The arrangement of Sapiens (via its subsidiary) with the Japanese customer is a fixed price project for the implementation and customization of a travel system.  There is no long-term commitment of the customer to continue to order products or services from Sapiens, nor does the arrangement confer or impose any other material rights or obligations upon Sapiens. Sapiens provided services to this Japanese customer solely pursuant to purchase orders. As of the end of 2010, Sapiens ceased providing services to such customer. The arrangement with the Israeli customer, Menora Mivtachim Insurance Ltd. (“Menora”) is based upon an annual budgetary agreement provided to Sapiens by Menora, pursuant to which Menora purchases from Sapiens mainly consulting services, which are to be provided over the course of the relevant year.  The agreement includes fixed time and material billing rates for consulting services to be provided and does not constitute a contractual commitment of Menora to continue to order services from Sapiens, beyond what is specified in the annual budget.  In addition, Menora may, at its sole discretion, change (increase or decrease) the budget during the course of the year; however, in the event of a decrease in the budget, any services already provided by Sapiens will be paid for in full by Menora.  Sapiens’ agreement with Menora does not involve any sale of products and is not a continuing contract (since Menora is not committed to continue such agreement).  In the absence of, or upon the hypothetical termination of, Sapiens’ written, annual budgetary agreement with Menora, Sapiens could still conduct business with, and generate revenues from, its relationship with Menora at levels not significantly lower than those that are currently set under the written agreement (based on Sapiens current billing rates).  Given the levels of Menora’s past and present purchases of consulting services from Sapiens, Sapiens’ existing business relationship with Menora and Sapiens’ understanding that its services are important for the operation of Menora's core system, we believe that even in the absence of a written agreement and the related yearly budget commitment set forth therein, Menora would continue to order such services, which could be billed by Sapiens at agreed-upon time and material billing rates for each order.

הפלדה 5, אור יהודה 60218 טל: 03-5389487 פקס: 03- 5389645
Haplada St., Or Yehuda 60218 Israel Tel: (972)-3-5389487 Fax: (972)-3-5389645 5

In light of the levels of revenues for which they account for the Company on a consolidated basis and the additional above-described facts, we do not consider the arrangements or agreements that Sapiens has in place with these Japanese and Israeli customers “material to the Company’s business or profitability” (the relevant standard for disclosure of customer contracts under Item 4.B.6 of Form 20-F) and furthermore do not consider them agreements upon which the Company is “substantially dependent” such that they would be required to be filed as exhibits under the standard described in instruction 4(b)(ii) as to the exhibits in Form 20-F, given that, among other factors, the “major part of the Company’s products and services” are not sold pursuant to these arrangements and agreements.  In addition, the characteristics of the arrangements and agreements are similar to other agreements that our subsidiaries have with other customers; therefore each such arrangement or agreement should qualify as a contract of “the type that ordinarily accompanies the kind of business” that we and our subsidiaries conduct under paragraph 4(b) of those instructions as to exhibits, and should therefore be considered to have been made in the ordinary course of business and should not be required to be filed as an exhibit to our 2010 20-F.  In addition, these arrangements and agreements do not fall into any of the additional categories of contracts specified in the subparagraphs to that paragraph 4(b).

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 41

2.
You indicated in your response to prior comment 1 of our letter dated August 23, 2010 that the fair value of your reporting units were substantially in excess of their carrying value as of December 31, 2009.  Please tell us how you considered disclosing this for all periods presented. In your response, please provide us with any proposed revisions to your current disclosure.

We respectfully acknowledge the Staff's comment.  Under the heading “Goodwill” in the “Critical Accounting Policies” section of Item 5 (“Operating and Financial Review and Prospects”) of the 2010 20-F, we described how the goodwill annual impairment test is performed (i.e., via the application of the two step process in accordance with ASC 350).  We furthermore disclosed the end result of the application of that process for all relevant periods covered by the 2010 20-F, indicating that “during the years ended December 31, 2010, 2009 and 2008, no impairment was required.”

In order to further clarify our disclosure, and in keeping with our response to comment 1 of the Commission’s comment letter dated August 23, 2010 (the “Prior Comment Letter”), we propose to supplement our disclosure concerning impairment of goodwill via the addition, in our next annual report filing (and any other future filings covering the relevant periods), of a statement that as of December 31, 2010 and 2009, the estimated fair values of our reporting units (with the exception of one unit, our subsidiary Sapiens, in 2009) ranged from 5% to 112% and from 12% to 49%, respectively, above their carrying values, thereby obviating the need to proceed to step 2 of the goodwill impairment test.  We believe that these proposed supplemental disclosures will provide more complete information to investors as to why no impairment charge was required during either 2010 or 2009 and will thereby address the concerns raised by the Staff in its present comment and in comment 1 of the Prior Comment Letter.  In addition, in our future filings, we will include information concerning the fair value of our reporting units and major assumptions used in determining our reporting units' fair value.

Consolidated Financial Statements

A. Operating Results, page 47

3.
In your discussions of the results of operations for revenue, there are instances where two or more sources of a material change have been identified (e.g. growth from increased demand, acquisitions, and valuation of the NIS against the dollar), but the dollar amounts for each source that contributed to the change were not disclosed. Tell us how you considered quantifying each source that contributed to a material change in your MD&A discussion for revenue pursuant to Item 5 of Form 20-F and Section III. D of SEC Release 33-6385.

We respectfully acknowledge the Staff’s comment.  In response to the Staff’s comment and in accordance with the guidance provided in Section III.D of the Commission’s Release No. 33-6385, in our next annual report filing (and any other future filings), we will quantify, wherever practicable, the impact of multiple factors (other than unquantifiable, global, macroeconomic factors) causing changes in our revenues from year to year.  Our proposed revised disclosures quantifying those factors (as applicable to the paragraphs describing changes in our revenues from 2009 to 2010 and from 2008 to 2009) are set forth in Appendix A to this response letter, and are marked against the corresponding paragraphs that appeared in the original 2010 Form 20-F, as filed with the Commission.

B. Liquidity and Capital Resources

Cash Provided by Operating Activities, page 47

4.
We reissue prior comment 3 in our letter dated August 23, 2010.  In this regard, you do not provide any qualitative reasons for material changes in operating cash flows generated by changes in operating assets and liabilities. Please tell us how you considered complying with our prior comment and provide us with proposed disclosures to address it or tell us why you believe your current disclosures are adequate.

We respectfully acknowledge the Staff’s comment.  In response to the above-referenced comment 3 in the Prior Comment Letter, in the 2010 Form 20-F, we had added disclosure under “Cash Provided by Operating Activities” concerning how particular changes to specific categories of operating assets and liabilities impacted operating cash flows in 2010, including that increases in trade payables and customer advances positively impacted operating cash flows, whereas increases in trade receivables and inventory offset such changes and reduced operating cash flows.  Nevertheless, in order to provide more comprehensive disclosure, in response to the Staff’s current comment 4, we propose to add explanations in our next annual report filing (and any other future filings) as to the reasons for changes to particular categories of our consolidated operating assets and liabilities that impact operating cash flows.  The proposed, revised disclosure under “Cash Provided by Operating Activities,” as applicable to both the 2010 and 2009 years, is set forth in Appendix B to this response letter, marked against the corresponding paragraph (which has now been split into two paragraphs) that appeared in the original 2010 Form 20-F, as filed with the Commission.

Item 6. Directors, Senior Management and Employees, page 65

B. Compensation, page 68

5.
The amount of aggregate compensation to your officers and directors in 2010 does not include amounts expended for automobiles for your officers, certain travel and professional expenses, and other fringe benefits common in Israel. To the extent that any of these excluded amounts represent compensation, including "benefits in kind granted", those amounts should be included in the aggregate compensation disclosure. Please advise.

We respectfully acknowledge the Staff’s comment.  As a clarification to our disclosure in the 2010 Form 20-F, we note that the excluded amounts that we incurred in 2010 that are referenced by the Staff consist solely of our reimbursement of expenses for travel, meals and related activities carried out by our executive officers for strictly business purposes over the course of the performance of their duties on behalf of the Company.  Therefore, we respectfully believe that these amounts need not be disclosed in a quantitative manner, as they do not constitute “benefits in kind”-type compensation that is required to be quantified and disclosed pursuant to paragraph B.1 of Item 6 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 80

B. Related Party Transactions, page 82

6.
On page 83, you refer to a written service agreement with your Chief Executive Officer entered into in December 2008 and amended in March 2011.  It appears that neither the original nor the amended services agreement have been included as exhibits to a filing. Please refer to Instruction 4.c of the instructions to exhibits to Form 20-F and revise or advise.

We respectfully acknowledge the Staff’s comment.  We respectfully note that because our Chief Executive Officer, Mr. Guy Bernstein, is not a member of our Board of Directors, the approval of our shareholders is not required with respect to his compensation under the Israeli Companies Law, and, accordingly, we are not required to publicly file his service agreement in Israel or to disclose the specific terms of such agreement to our shareholders.  Furthermore, we have not otherwise publicly disclosed those specific terms.  Accordingly, under instruction 4(c)(v) of the instructions to exhibits to Form 20-F, we respectfully believe that we need not publicly file the subject service agreement.

Item 18. Financial Statements

Note 2. Significant Accounting Policies

q. Revenue Recognition, page F-21

7.
You disclose on page 30 that Magic Software offers its customers annual maintenance contracts providing for upgrades and new versions of its products for an annual fee. Please confirm, and consider clarifying in your disclosure, whether or not your reference to new versions of its products constitutes unspecified upgrades or specified and/or unspecified rights for future product. In this regard, please tell us how your accounting complies with ASC 985-605-25-44 to 59.

We respectfully acknowledge the Staff’s comment.  Magic Software Enterprises (“Magic”) offers its customers annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis does not specify the features, functionalities and release dates of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. Based on the foregoing and in accordance with the provisions of ACS 985-605-25-44 to 59, we confirm to the Staff that we consider the right to receive these unspecified upgrades or enhancements on a when-and-if-available basis as “postcontract customer support” and not a separate deliverable.

Note 3. Business Combination, Significant Transaction and Sale of Business, page F-31

8.
We note on page F-33 that total pro forma revenue was $79.1 million for fiscal 2009  as compared to total historical revenues for fiscal 2009 of $469.4 million. Please explain what figure pro forma revenue represents and explain the discrepancy between these two figures, as we would expect pro forma revenue to be higher than historical revenue. Additionally, please tell us in your response how much revenue Fusion Solutions LLC contributed to the fiscal 2010 historical results of operations. To the extent the operations of Fusion Solutions are material, it appears you should disclose the circumstances in which the registrant's interest in the VIE will change as well as the range of potential variation.

We respectfully acknowledge and accept the Staff’s comment.  The pro-forma revenue data presented in Note 3(c) to our consolidated financial statements was taken from the consolidated financial statements of our subsidiary, Magic, which acquired the subject business through its U.S subsidiary, Fusion Solution LLC.  Inadvertently, we had not adjusted such pro-forma data to our consolidated financial statement level when presenting it in our consolidated financial statements in the 2010 Form 20-F.  Given the non-material pro-forma effect that the acquired business’ revenues would have had on our consolidated revenues, net income and earnings per share in 2009 (as evidenced by the pro-forma data presented in the below table), we respectfully propose that we revise our pro-forma disclosure in future fillings of our annual report on Form 20-F to correct that inadvertent error.  (The figures in the below table are presented in U.S. dollars in thousands (except per share data).)

	2009 consolidated figures	2009 consolidated pro-forma figures	Change (%)
Total revenues	469,390	493,177	5%
Net Income	19,076	20,106	5%
Earnings per share
Basic	1.44	1.52	5.6%
Diluted	1.4	1.48	6%

In response to the second part of the Staff’s comment, we note that Fusion Solutions LLC accounted for only approximately 5% of each of our consolidated pro-forma revenues in 2009 and our actual consolidated revenues in 2010, and we furthermore do not consider its operations to be material to the Company.

Note 13. Commitments and Contingencies

e. Legal Proceedings, page F-47

9.
For your lawsuit in arbitration against Magic Software, you indicated in your response to prior comment 10 of our letter dated August 23, 2010 that you would disclose it is reasonably possible that the $13.7 million claim will be accepted by the arbitrator. However, your current disclosures do not reflect this information. Please confirm that for this case and for each of the other cases listed in Note 13 (including the other lawsuits discussed in item 4) your disclosures will be compliant with ASC 450-20-50.  In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In your response, please provide us with your proposed legal proceedings disclosure to be provided in future filings.

We respectfully acknowledge the Staff’s comment.  We believe that for the subject arbitration involving Magic that was cited by the Staff (described in paragraph 3 below) and each of the other legal proceedings described in Note 13 to our consolidated financial statements appearing in the 2010 Form 20-F, our disclosures comply with ASC450-20-50.  We have provided below the procedural history of each of the proceedings that were highlighted in Note 13(e) of our consolidated financial statements, with an accompanying explanation as to how our disclosures with respect to each such proceeding complies with ASC 450-20-50.  For ease of reference, we have utilized the equivalent paragraph numbers that were used for each such proceeding in Note 13(e) of our consolidated financial statements included in the 2010 Form 20-F.

1. In 2010, a former customer of Sapiens filed a claim against Sapiens in the Arbitration Institute in Warsaw, Poland, claiming an amount of approximately €3,400,000 (approximately $4,750,000) as damages allegedly caused by Sapiens in a project for such former customer. Sapiens rejected the claim, and, based on its estimate, made a provision in its 2010 consolidated financial statements in an amount of $0.5 million with respect to the claim (which provision was also reflected in our consolidated financial statements).  In our discussion in Note 13(e), paragraph (1), we did not provide an estimate of additional losses that may have been incurred, as, based on information provided by Sapiens, we estimated that any amounts to be owed in excess of the $0.5 million provided for in our 2010 consolidated financial statements would be immaterial.  On November 16, 2011, Sapiens reached a settlement with such customer, and has informed us that the amount owed pursuant thereto is consistent with the provision with respect to this proceeding that we had recorded in our 2010 consolidated financial statements.  We propose to update our disclosure of this proceeding to reflect developments following the filing of our 2010 Form 20-F in our next annual report on Form 20-F.

2. In February 2010, a U.S. company filed a lawsuit against Magic and one of its subsidiaries claiming an alleged breach by Magic and its subsidiary of the plaintiff’s intellectual property rights in connection with one of Magic’s products. No monetary damages were claimed. As of March 18, 2011, when the 2010 Form 20-F was filed, because no monetary damages were claimed by the plaintiff, and based on both the preliminary stage of the litigation and the advice of Magic’s legal advisors, Magic could not predict the outcome of the lawsuit nor could it reasonably estimate the amount of damages; therefore, no provision with respect thereto was made for the lawsuit in either Magic’s or our consolidated financial statements. Our disclosure in paragraph (2) of Note 13(e) appropriately expressed that determination and the nature of the contingency underlying it. Subsequent to the filing of the 2010 Form 20-F, in July 2011, Magic settled the lawsuit and resolved the dispute and agreed to pay the plaintiff for future maintenance and support through the life of the subject intellectual property rights in dispute—i.e. until 2018.  We propose to update our disclosure of this proceeding to reflect developments following the filing of our 2010 Form 20-F in our next annual report on Form 20-F.

3. In August 2009, a software company filed a lawsuit in arbitration against Magic, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiff is seeking damages of approximately $13.7 million. As of March 18, 2011, when the 2010 Form 20-F was filed, the arbitrator had determined that Magic had breached the agreement; however, the issue of damages had not been determined by the arbitrator, and summaries with respect to whether there were any damages, and, if so, how much, had not yet been submitted.  Accordingly, each of Magic and the Company did not record a provision in respect of the arbitration, as no reasonable estimate of loss could be made.  Our disclosure in paragraph (3) of Note 13(e) expressed that determination, and furthermore described the nature of the contingency and the maximum amount of the exposure to loss that existed, as required.

We furthermore confirm that for the additional, ordinary course lawsuits referenced in paragraph 4 of Note 13(e), which we do not consider material, we employ the procedure required under ASC450-20-50, pursuant to which we estimate the loss that may be incurred under such lawsuits, if it is reasonably possible to estimate, and update such estimate to the extent that excess amounts (beyond amounts that have already been recognized) can be reasonably estimated.

If, in the course of assessing our ongoing legal proceedings, we conclude that an additional material loss in a future period can be estimated, we will update our disclosure accordingly.

Of the three material proceedings identified in Note 13(e) of our consolidated financial statements, the only proceeding for which we still cannot estimate reasonable possible loss is the arbitration proceeding involving Magic (described in paragraph 3 above).  We expect that the factors preventing us from estimating liability (as described in paragraph 3 above) will be resolved only after the arbitrator decides which evidence to accept and after closing summaries are filed by the parties (although even at that point Magic’s counsel may remain unable to estimate the exposure since the nature of the damages sought by the plaintiff is highly speculative and leaves a wide discretion to the arbitrator in quantifying and awarding the damages).

With respect to those material proceedings for which we cannot reasonably estimate loss or range of loss (or additional loss/range of loss beyond amounts recorded in our consolidated financial statements), we follow the following procedures on a quarterly basis in an attempt to develop a range of reasonably possible loss:

a.	we review and analyze arbitrator decisions over the quarterly period then ended;
b.	we review and analyze on a quarterly basis new evidences presented by both parties to the relevant proceeding;
c.	we continually assess on a quarterly basis the proceeding to determine whether an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated;
d.	we analyze on a quarterly basis the law relevant to the proceeding, and the procedural history of the matter; and

e.
we ultimately develop a view on estimated loss in consultation with our internal and external counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies.

10.
Additionally, you indicate for the August 2009 lawsuit that since the closing summaries have not yet been submitted in the proceedings with respect to the amount of damages, you cannot estimate the amount of damages and therefore, no provision has been made for this arbitration. Please explain further why you are unable to estimate the amount of the probable loss given the stage of the case in relation to reaching a settlement.

We respectfully acknowledge the Staff’s comment.  As described above in our response to comment 9 of the Comment Letter, despite the initial determination by the arbitrator in the August 2009 lawsuit that Magic has breached the relevant agreement, the issue of damages (whether there were any, and, if so, how much) has not been determined, and the summaries with respect thereto have not yet been submitted.  In addition, Magic’s outside legal counsel handling the matter is unable to estimate the outcome on the issue of damages.  Given the multiple uncertainties involved, we are unable to estimate the amount of the probable loss.

11.
Finally, please clarify if the provision, if any, recorded for other matters is material. In your response, please provide us with your proposed legal proceedings disclosure to be provided in future filings.

We respectfully acknowledge the Staff’s comment and, in response thereto, hereby clarify that the aggregate provision recorded for all other matters referenced in paragraph (e)(4) of Note 13 to our consolidated financial statements included in the 2010 Form 20-F is not material.  In keeping with the Staff’s request, we propose to revise the subject disclosure (i.e., concerning all non-material legal proceedings) in future filings to read as follows:

From time to time, the Company and/or its subsidiaries are subject to additional legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company currently intends to vigorously defend the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject.  While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly).  If any such additional loss is not possible to estimate, the Company will describe why. The aggregate provision that the Company has recorded for all other legal proceedings (other than the particular material proceedings described above) is/is not (as appropriate) material.

Note 15. Income Taxes, page F-48

12.
We note that some of your subsidiaries elected the “alternative benefits” program and are entitled to tax exemption of two to four years and a reduced tax rate of 10% to 25% depending on the level of foreign investment in the technologies. Tell us the aggregate dollar per share effect on earnings for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.

We respectfully acknowledge the Staff’s comment.  In response thereto, we note that because those subsidiaries that elected the “alternative benefits” program and that are therefore entitled to an exemption from tax for two years and a reduced tax rate of 10% to 25% (depending on the level of foreign investment in the technologies) have not yet generated any taxable income under any of their “Approved Enterprise” programs, the benefit periods for those programs and, accordingly, the benefits realizable thereunder, have not yet commenced.  Therefore, those programs had no effect upon the calculation of earnings per share for any period presented in the 2010 Form 20-F.  In future fillings, for so long as our subsidiaries have not yet utilized any tax benefits under their Approved Enterprise programs, we will disclose that such programs have not had any effect on our earnings per share.

13.	For your unrecognized tax benefits, please tell us how you considered providing all of the disclosures required by ASC 740-10-50-15(c to e) and ASC 740-10-50A-15(b).

We respectfully acknowledge the Staff’s comment.  In response thereto, in future filings, we intend to add the following disclosures, as required by ASC 740-10-50-15(c to e) and ASC 740-10-50A-15(b) (as noted below, we had already included the disclosure required by ASC 740-10-50-15(e) in our consolidated financial statements that were included in the 2010 Form 20-F):

As required by ASC 740-10-50-15(c), we will disclose the total amounts of interest and penalties recognized in our statement of operations and the total amounts of interest and penalties recognized in our statement of financial position.  For the years ended December 31, 2008, 2009 and 2010, the amounts that we recognized, on a consolidated basis, for interest and penalties expenses related to uncertain tax positions were $10,000, $10,000 and $209,000, respectively.  In addition, our consolidated liability for unrecognized tax benefits included accrued interest and penalties related to uncertain tax positions of $21,000 and $230,000 at December 31, 2009 and 2010, respectively, which is included within income tax accrual on our consolidated balance sheets.

In connection with the above-described additional disclosures that we intend to provide concerning interest and penalties (as related to unrecognized tax benefits), we note to the Staff that there was an inadvertent typographical error in the information related to the year ended December 31, 20110 appearing in the “total unrecognized tax benefits (liabilities)” table in Note 15(i) to our consolidated financial statements included in the 2010 Form 20-F (appearing at the top of page F-55 in the 2010 Form 20-F).  We intend to correct such table in our future filings so that it reads as appears below in the “Adjusted” column (the data in the table, as it actually appeared in the 2010 Form 20-F, appears below in the column titled “As presented”):

 A reconciliation of the beginning and ending amount of total unrecognized tax benefits in the Company's subsidiaries is as follows (please note that all amounts appearing in the below table are in thousands of U.S. dollars):

	As presented	Adjusted
Balance as of December 31, 2009	679	679
Increase related to current year tax positions	915	915
Increase related to prior years’ tax positions	-	512
Addition of interest and penalties related to the unrecognized tax liabilities from previous years	512	-
Balance as of December 31, 2010	2,106	2,106

Please note that the increases related to current and prior year tax positions include the related interest and penalties for those accruals.

As required by ASC 740-10-50-15(d), we will disclose, in our future filings, for positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date: (1) the nature of the uncertainty; (2) the nature of the event that could occur in the next 12 months that would cause the change; and (3) an estimate of the range of the reasonably possible change, or a statement that an estimate of the range cannot be made.  As of December 31, 2010, there were no such positions for which it was reasonably possible that the total amounts of our unrecognized tax benefits would significantly increase or decrease within 12 months.  We wish to note that over the course of 2011, our subsidiary Matrix IT Ltd. reached a settlement with the Israeli Tax Authority with respect to the 2005 and 2007 tax years, pursuant to which aggregate tax liability of approximately $500,000 was reversed.

As required by ASC 740-10-50-15(e), in our future filings, we will continue to provide a description of tax years that remain subject to examination by major tax jurisdictions.  We respectfully note to the Staff that we had already provided such disclosure in Note 15(d) to our consolidated financial statements included in the 2010 Form 20-F (on page F-51 of the 2010 Form 20-F).

As required by ASC 740-10-50A-15(b), in our future filings, we will disclose the total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate.  As of December 31, 2010, the entire amount (i.e., all $2.1 million) of our unrecognized tax benefits would, if recognized, affect our income tax provision and the effective tax rate to which we are subject.

We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the 2010 Form 20-F filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Guy Bernstein

Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.

cc:	Melissa Feider
Daniel Leslie, Staff Attorney
Mark P. Shuman, Legal Branch Chief
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva & Leshem Brandwein)

APPENDIX A

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Revenues in 2010 increased by 17.1%, from $469.4 million in 2009 to $549.7 million in 2010. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by 27.9% from $380.6 million in 2009 to $451.2 million in 2010, and revenues from the sale of proprietary software solutions increased from $88.8 million in 2009 to $98.5 million in 2010. The increase in software services revenues was attributable to the growth in Matrix's revenues in 2010 from $368.5 million to $409.3 million, mainly from the increase in demand for professional services, and to the increase in Magic Software’s revenues from $12.2 million to $42.3 million mainly due to the acquisition of a U.S.-based IT professional services business by Magic Software’s subsidiary in January 2010, ~~which were~~and furthermore partially ~~offset by the adverse~~attributable to the favorable impact of the ~~devaluation~~appreciation of the NIS against the dollar (from a representative exchange rate of NIS 3.9326 per US$1 in 2009 to NIS 3.7330 per US$1 in 2010) on translation into dollars of revenues generated in NIS. The increase in proprietary software solutions revenues was primarily due to the increase in Sapiens' revenues from $45.7 million to $52.2 million, reflecting the increased demand for its solutions, partially in light of the improved world economic environment, which influenced such demand.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Revenues decreased 6.7% in 2009, from $503.2 million in 2008 to $469.4 million in 2009. This decrease reflected corresponding decreases in revenues from each of the two categories of our operations as follows: revenues from the delivery of software services decreased 7.3%, from $410.7 million in 2008 to $380.6 million in 2009, and revenues from the sale of proprietary software solutions decreased to $88.8 million in 2009 from $92.6 million in 2008, a 4.0% decrease. The vast majority of the revenues from the delivery of software services are generated in NIS, and, accordingly, the decline in software services revenue was attributable to the negative impact of the devaluation of the NIS relative to the dollar (from a representative exchange rate of NIS 3.5878 per US$1 in 2008 to NIS 3.9326 per US$1 in 2009) on translation into dollars of revenues generated in NIS. The decrease in revenues from the sale of our proprietary software solutions was primarily due to the decrease in Magic Software’s revenues from $49.1 million to $43.1 million, which itself was mainly attributable to the lower demand caused by the global economic downturn and to ~~exchange rate fluctuations~~the depreciation of the British Pound and Euro against the U.S. dollar in 2009 (by 10.9% and 3.5%, respectively), which adversely affected the U.S. dollar value of Magic Software’s British Pound and Euro denominated revenues in 2009.

APPENDIX B

Cash flow provided by our operating activities in 2010 was $53.4 million, which compared to cash flow provided by operating activities of $55.6 million in 2009. Net cash provided by operations in 2010 ~~consists~~consisted primarily of ~~our subsidiaries~~the cash generated by our subsidiaries’ ongoing operations activity and of net income stemming therefrom, as adjusted for non cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and customer relations ~~and~~in an aggregate amount of $15.5 million, (ii) an increase in trade payables of $5.7 million, reflecting enhanced software sales and ~~customer advances, offset~~services activity by our subsidiaries, which was accompanied by an increase in obligations incurred to third parties, and (iii) an increase in customer advances of $5.4 million, which reflected increased sales activity by our subsidiaries in 2010, which were accompanied by advances of cash by customers in connection with such sales. Material downwards adjustments for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) $9.5 million due to an increase in trade receivables, which reflected increased sales activity by our subsidiaries in 2010, (ii) $3.4 million due to changes in deferred income taxes assets, and (iii) $3.0 million due to an increase in inventory, reflecting our subsidiaries’ enhancement of inventories in 2010 in anticipation of further demand for proprietary software products and software services. Cash flow provided by operating activities in 2010 was primarily comprised of $ 26.2 million provided by Matrix, $12.1 million by Sapiens and $ 14.4 million by Magic Software, reflecting the $21.8 million, $ 6.2 million and $9.4 million of net income generated by these subsidiaries, respectively, in 2010, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).

Net cash provided by operations in 2009 ~~consists~~consisted primarily of ~~our subsidiaries~~ cash flow generated from our subsidiaries’ ongoing operations activity and of net income stemming therefrom, as adjusted for non cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to (i) depreciation and amortization of capitalized research and development assets and customer relations~~,~~ in an aggregate amount of $14.6 million, (ii) a decrease in trade receivables ~~and~~of $13.1 million, and in other ~~account receivables, offset~~accounts receivable of $12.5 million, reflecting, in each such case, decreased sales activity caused by the global economic downturn in 2009. Material downwards adjustments in cash flow for non-cash activity, including changes in operating assets and liabilities, consisted of adjustments of (i) $12.9 million due to a decrease in other accounts payable~~s,~~, reflecting contracting software sales and services activity by our subsidiaries, which was accompanied by decreased obligations incurred to third parties, (ii) $4.4 million due to gain from sale of our subsidiary, (iii) $2.6 million due to gain from increase in value of marketable securities held by us and (iv) $2.2 million due to gain from sale of property, plants and equipment. Cash flow provided by operating activities in 2009 was primarily comprised of $32.9 million provided by Matrix, $13.5 million by Sapiens and $7.5 million by Magic Software, reflecting the $20.3 million, $4.2 million and $6.2 million of net income generated by these respective subsidiaries in 2010, as adjusted for non-cash operating line items and changes in non-cash operating assets and liabilities (as detailed above).